Exhibit 99.1
Record Date for the Dissent Filing for the Small-scale Stock Exchange Transaction

On November 13, 2020, the Board of Directors of Shinhan Financial Group Co., Ltd. (hereafter “SFG”) resolved that it will fix November 24, 2020 as a record date to determine the shareholders who will be eligible to provide notice of their dissent to the proposed comprehensive stock exchange transaction. The holders of our American Depositary Shares as of the same date will also be entitled to exercise such rights. For details on the proposed comprehensive stock exchange, see the “Report of Material Event” furnished under cover of Form 6-K by SFG on November 13, 2020.